Exhibit (e)(2)

APPENDIX A

TO THE DISTRIBUTION AGREEMENT

LIST OF PORTFOLIOS

Amended March 8, 2013

BBH Core Select	Class N Shares Class I Shares Retail Class
BBH International Equity Fund	Class N Shares Class I Shares
BBH Broad Market Fund	Class N Shares Class I Shares
BBH Money Market Fund	Regular Shares Institutional Shares
BBH Intermediate Municipal Bond Fund	Class N Shares Class I Shares Retail Class
BBH Global Core Select	Class N Shares Retail Class